Snipp Announces a Successful Initial Launch of the Cannabis Marketing

Resource Center as Industry Leaders Like Aphria Inc., WeedMD Inc. and

Others Become Members

TORONTO, March 20, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received broad interest from a variety of Cannabis companies from across the spectrum of the industry including industry leaders like Aphria Inc., WeedMD Inc. and others. Over ten companies have signed up for the center since the launch just last week.

The Company recently launched the Cannabis Resource Marketing Centre (“CMRC”), which brings together all of the accumulated knowledge that Snipp has acquired in designing and launching marketing programs in regulated industries, namely:

1.

Alcohol – Beer, Wine, Spirits

2.

Pharmaceuticals – Over the Counter (OTC) and Prescription Drugs

3.

Tobacco – Cigars, Cigarettes, Tobacco

4.

Arms & Ammunition – Small Arms, Guns, Bullets

5.

3-Tier Tax Systems – Manufacturer to Distributor to Retailer

The goal of the CMRC is to help Cannabis marketers hit the ground running and take advantage of the deep expertise and flexible technology platforms engineered by Snipp for these regulated industries, thereby enabling cannabis-related companies to easily launch sophisticated solutions that are legally-compliant. To sign up and qualify, the company has made available a simple application process that can be accessed at www.snipp.com/CMRC.

“We are extremely excited to see so many quality companies like Aphria Inc. sign up to our CMRC and learn from the tactics that their counterparts in the Alcohol, Tobacco and Pharma companies have used for decades to drive awareness, trial, market share and retention. To succeed in what is going to be a highly competitive future, it is vital for companies in the Cannabis space to adopt and build on these best practices and not re-invent the wheel”, said Atul Sabharwal, CEO of Snipp. “Given our rich history in and knowledge acquired supporting multiple leading companies in historically regulated industries like Alcohol and Pharma, I am sure companies signing up for the CMRC will see immediate value in their membership and begin exploring deeper relationships with Snipp to enable their marketing objectives. Today we service multiple leaders including many Fortune 500 brands in Alcohol, Tobacco and Pharma because of our secure, flexible and scalable technology platform that enables a multitude of program types, to solve a diverse set of problems for these clients. We welcome qualified companies to join and explore our resource center and engage with us in a deeper conversation to help drive their business objectives.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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